

Mail Stop 3561

April 19, 2010

Mark A. DiBlasi
President and Chief Executive Officer
Roadrunner Transportation Services Holdings, Inc.
4900 S. Pennsylvania Ave.
Cudahy, Wisconsin 53110

Re: **Roadrunner Transportation Systems, Inc.**
        Amendment No. 4 to Registration Statement on Form S-1
        File No. 333-152504
        Filed on April 5, 2010

Dear Mr. DiBlasi:

We have reviewed your responses to the comments in our letter dated March 30, 2010 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Prospectus

Prospectus Summary, page 1

1. Please revise the last sentence of the first paragraph to disclose net income for the periods ended December 31, 2008 and 2009, rather than or in addition to operating income. Make similar changes throughout the summary where you have referred to operating income.

2. Please refrain from referring to compound growth rates in the final carry-over paragraph on page 1 and elsewhere, as these figures merely reflect 2 snapshots in time and do not provide a full picture of the intervening period.

Our Competitive Strengths, page 2

3. In light of your net income results for the last 2 fiscal years, and certain negative trends discussed elsewhere in the prospectus, such as declines in over-the-road freight tonnage and a competitive pricing environment, please

revise to provide a more balanced picture of your business and industry in general, including challenges you face as you seek to become profitable.

Our History, page 4

4. Please remove the final sentence of the first paragraph in this section as you are not able to provide sufficient context for the statement in a summary. If you choose to include your projections elsewhere in the document, please revise to provide sufficient discussion to explain the basis for your projections and associated risks that your projections will not be realized.

GTS Merger, page 4

5. Please remove the final sentence of this section as you are not able to provide sufficient context for the statement in a summary. If you choose to include your projections about cost synergies elsewhere in the document, please revise to provide sufficient discussion to explain the basis for your projections and associated risks that your projections will not be realized. In addition, please disclose net income for Bullet in the immediately preceding sentence.

Summary Consolidated Financial and Other Data, page 7

6. Disclose in a note to the Capitalization table, if true, that the GTS merger is conditioned upon consummation of the IPO, thus the reason for presenting the as adjusted for the offering column preceding the column for the as adjusted for the GTS merger.

7. Refer to your response to our prior comment 4. We note footnote (b), which explains the computation of adjusted pro forma earnings per share. You state that the computation assumes "the issuance of shares in this offering." We would expect it to assume only the issuance of those shares in the offering whose proceeds are to be used to pay down your outstanding debt. That is, any shares whose proceeds are to be used for any other purpose, including the repayment of GTS debt, if any, and/or the payment of transaction fees to affiliates should be excluded from the computation. Please confirm that your computation is consistent with our expectations and revise your footnote to clarify that fact.

8. We would also expect the elimination of only that portion of the interest expense and related tax benefit associated with outstanding debt retired using the proceeds of the offering and not through borrowings using your new credit facility. Please confirm that your computation is consistent with our expectation.

Risk Factors, page 9

9. It appears that you may intend to use all of the proceeds of this offering to pay off indebtedness and to make payments to related parties. If this is true, please include a risk factor discussing the fact that none of the offering proceeds will be available to you in the operation of your business or for future expansion, acquisition or other plans to improve your business.

Capitalization Table, page 17

10. We note your revisions made in response to our prior comments 8 and 9. We also note your inclusion within the table of the line item 'Newly issued common stock…' under the heading Redeemable common stock. Expand the narrative discussion to further clarify, if true, that your Class A redeemable common stock outstanding on an actual basis at December 31, 2009, is assumed to be entirely converted into such number of newly issued redeemable common shares, and disclose or provide a cross-reference to the terms of redemption of these newly issued redeemable common shares. Reference is made to the third paragraph under Common Stock on page 65.

Management's Discussion and Analysis

Company Overview, page 21

11. We have reviewed your response to prior comments 10 and 11 with respect to the significance of the acquisitions of GTS and Bullet Freight Systems, Inc. However, with respect to your conclusion and belief that omission of the audited financial statements of the three recent acquisitions made by GTS would not render the Form S-1 Registration Statement misleading or substantially incomplete, it is unclear as to your basis given that these acquisitions, individually and in the aggregate are significant to GTS using the significance tests under Rule 1-02(w) of Regulation S-X, notwithstanding the conclusion of the insignificance of GTS to the Company. Please further explain to us why omission of these financial statements would not impair an investors understanding of the relevance of GTS and its acquirees and the pending GTS merger to your current and future operations. We again note that the GTS merger will now result in a new segment with substantial operations.

Liquidity and Capital Resources, page 26

12. Please expand the second paragraph to specifically disclose that you intend to prepay all of the outstanding senior subordinated and junior subordinated notes, and the outstanding balance under your existing credit facility with a portion of the net proceeds of this offering, and that a portion of the

borrowings under the new credit facility will be used to retire the balance of your debt that remains outstanding (please specify the debt that will remain following application of the net proceeds of the IPO) and to retire all of GTS' outstanding debt. Reference is made to "Use of Proceeds." In this regard, further clarify that you will have no debt outstanding, other than such borrowings under the new credit facility, in connection with or upon consummation of the IPO and application of the net proceeds therein, and the GTS merger.

New Credit Facility, page 29

13. Revise to update your disclosure regarding the new credit facility to include the material terms and covenants of the related material agreement.

Contractual Obligations, page 29

14. Please consider providing a pro forma contractual obligations table that reflects the application of the offering proceeds and new credit facility.

Exhibit 5.1

15. Please revise sentence number (iii) in the third paragraph as due issuance appears fundamental to a finding of valid issuance.

16. We note your response to prior comment 28 and reissue in part. Please have counsel revise to also state that the portion of the common shares to be sold by the selling stockholders pursuant to the registration statement have been duly authorized.

Age of Financial Statements

17. Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Consents of Independent Registered Public Accounting Firm

18. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.   Please ensure that the Company's new name is accurately presented as Roadrunner Transportation Systems, Inc.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief -- Legal

cc: Bruce E. Macdonough, Esq.
        Brandon F. Lombardi, Esq.
        Greenberg Traurig, LLP
        Via facsimile (602) 445-8100